SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC  20549




                          FORM 11-K




     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For fiscal year ended December 31, 2000


     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For the transition period from___ to ___



     Commission file number:  1-13536



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Federated Department Stores, Inc. Profit Sharing 401 (k)
Investment Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              Federated Department Stores, Inc.
                    7 West Seventh Street
                   Cincinnati, Ohio  45202

                             and

                    151 West 34th Street
                  New York, New York  10001








              FEDERATED DEPARTMENT STORES, INC.
           PROFIT SHARING 401 (k) INVESTMENT PLAN
                    Financial Statements
                 December 31, 2000 and 1999


          With Independent Auditors' Report Thereon







                Independent Auditors' Report



  Pension and Profit Sharing Committee
  Federated Department Stores, Inc.
  Profit Sharing 401(k) Investment Plan:


  We have audited the accompanying statements of net assets available for benefits of the Federated
  Department Stores, Inc. Profit Sharing 401(k) Investment
  Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall report presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December
  31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.




                          KPMG LLP

  Cincinnati, Ohio
  June 15, 2001





              FEDERATED DEPARTMENT STORES, INC.
           PROFIT SHARING 401 (k) INVESTMENT PLAN


                            Index



Independent Auditors' Report

Statements of Net Assets Available for Benefits -
    December 31, 2000 and 1999

Statements of Changes in Net Assets Available for Benefits -
    Years Ended December 31, 2000 and 1999

Notes to Financial Statements




                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

         Statements of Net Assets Available for Benefits

                   December 31, 2000 and 1999

                         (in thousands)


Assets:                                    2000            1999
 Master Trust investments,
  at fair value (Note 3)                $1,282,129      $1,326,258

 Receivables:
  Employer contributions                    28,328          28,432
  Participant contributions                  1,332               -
  Interest                                     248             106
   Total receivables                        29,908          28,538

        Total assets                     1,312,037       1,354,796

Liabilities:

 Trustee and management fees payable           846             803

        Total liabilities                      846             803

Net assets available for benefits       $1,311,191      $1,353,993



The accompanying notes are an integral part of these financial statements.




                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

   Statements of Changes in Net Assets Available for Benefits

       Years Ended December 31, 2000 and December 31, 1999

                          (in thousands)


                                           2000            1999
Additions:
 Net investment income (loss):
  Net appreciation (depreciation) in
    the fair value of Master Trust
    investments (Note 3)               $   (82,078)     $  110,188
 Interest and dividends                     49,082          43,603
 Total investment income (loss)            (32,996)        153,791
 Less administrative expenses               (5,420)         (5,375)
  Net investment income (loss)             (38,416)        148,416

Contributions:
 Employer                                   28,376          28,456
 Participant                               100,729          93,456
 Other (Note 1)                             28,263               -
   Total contributions                     157,368         121,912
   Total additions                         118,952         270,328

Deductions:
 Distributions                             161,754         155,663

  Net increase (decrease)                  (42,802)        114,665
Net assets available for benefits:
Beginning of year                        1,353,993       1,239,328
End of year.                            $1,311,191      $1,353,993

The accompanying notes are an integral part of these financial statements.




                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

                  Notes to Financial Statements

                   December 31, 2000 and 1999


1.Description of the Plan

  The following brief description of the Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan is sponsored by Federated Department Stores, Inc.
  (the "Company"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement
  Income Security Act of 1974 ("ERISA") and U.S. tax law.

  Eligibility

  Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

  Contributions

  Participants may elect to contribute an amount equal to 1% to 15% (subject to certain limitations) of the participant's eligible compensation. A participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis. Pre-tax contributions up to 5% of eligible compensation are considered basic savings which are eligible for matching Company contributions. Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the year and who did not make a withdrawal of basic savings during the year. The Company's contribution formula is based on the Company's annual earnings and the minimum Company contribution is the amount necessary to produce a company match of 33 1/3% of an employee's basic savings. The Plan also provides that the matching percentage for eligible participants with 15 or more years of vesting service at the start of the applicable Plan year is up to 1 1/2 times the matching percentage of eligible participants with less than 15 years of service at the start of the applicable Plan year. In addition to the $18,900,000 contribution based on the Company's annual earnings, the Company also made a $9,500,000 discretionary contribution for the Plan year ended December 31, 2000. For the Plan year ended December 31, 2000, the Company's matching percentage, including the allocation of all forfeited nonvested amounts, was 43.6% of the participants' basic savings for participants with less than 15 years of vesting service at January 1, 2000 and 65.4% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 2000. For the Plan year ended December 31, 1999, the Company's contribution based on the Company's annual earnings was $28,500,000. For the Plan year ended December 31, 1999, the Company's matching percentage was 49.3% of the participants' basic savings for participants with less than 15 years of vesting service at January 1, 1999 and 74.0% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 1999.

  Company contributions are invested directly in Federated Department Stores, Inc. common stock (the Federated Stock
  Fund). Participants may elect to redirect the value of Company contributions to other investment options permitted pursuant to Plan provisions.

                                                      (Continued)



                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 2000 and 1999


  Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2000 Plan year, forfeited nonvested accounts totaled $381,000. During the 1999 Plan year, forfeited nonvested accounts totaled $473,000.

  Net settlement proceeds of $28,263,000 were transferred into the Plan during the 2000 Plan year. The settlement increases benefits for certain employees of Broadway Stores, Inc. ("Broadway") relating to allegations that the Broadway Stores, Inc. 401(k) Savings and Incentive Plan ("Broadway Plan") violated ERISA fiduciary duty requirements. The Company bought Broadway in 1995 and the Broadway Plan was merged into the Plan on April 1, 1997.

  Participant Accounts

  Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances. As soon as administratively feasible after the end of each year, the Company's applicable matching contributions are credited to the eligible individual accounts.

  Vesting

  Participants are immediately 100% vested in their own
  contributions and become 20% vested in the Company's
  contributions after 3 years of service, with additional
  vesting of 20% each year thereafter until fully vested.  100%
  vesting is also achieved through normal retirement, death or disability.

  Participant Withdrawals

  Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their 401(k) vested account balance. All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules.

  Participants are permitted to make withdrawals of their after-tax contributions and earnings thereon at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code.
  At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.

2.   Summary of Significant Accounting Policies

  a) Master Trust

     The Plan entered into the Federated Department Stores, Inc. Defined Contribution Plan Master Trust (the "Master Trust") Agreement with Chase Manhattan Bank (the "Trustee"). As of December 31, 2000 and 1999, the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.


(Continued)




                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 2000 and 1999


     The Federated Department Stores, Inc. Pension and Profit Sharing Committee selects a diversified group of investment managers who determine purchases and sales of investments for the respective portions of the assets in the Master Trust managed by them.

  b) Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

  c) Investments

     Investments are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.
     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method. Participant loans are valued at cost which approximates fair value.

     Cash equivalents include highly liquid fixed-income securities with a maturity of one year or less.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

  d) Insurance Contracts

     Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged.

  e) Use of  Estimates

     The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements. Actual results could differ from these estimates and assumptions.

  f) New Pronouncements

  In September 1999, the American Institute of Certified
  Public Accountants issued Statement of Position 99-3,
  "Accounting for and Reporting of Certain Defined Contribution
  Plan Investments and Other Disclosure Matters" ("SOP
  99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 for the
  Plan year ending December 31, 2000.

  Effective January 1, 2001, the Plan adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes the accounting and financial reporting requirements for derivative instruments. The impact upon adoption of this standard did not have a material impact on the Plan's net assets available for benefits.


                                                      (Continued)


                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 2000 and 1999


3. Investments

  All of the Plan's investments are included in the Master Trust and are held by the trustee.

  The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

     Fixed Income Fund - consisting primarily of high quality fixed-income and stable value products.

     Balanced Fund - consisting of common/collective trusts which invest in a varying mixture of equity securities and fixed income instruments.

     S&P 500 Stock Index Fund - consisting principally of shares of companies included in the S&P 500 Composite Stock Price
     Index.

     Small Cap Stock Fund - consisting principally of small capitalization domestic equity securities.

     International Stock Fund - consisting of stocks of companies not based in the United States.

     Federated Stock Fund - consisting principally of the Company's registered common stock.

The following table presents the fair values or contract values of investments for the Master Trust at December 31, 2000 and 1999:

                                           2000            1999
                                              (in thousands)
 Investments at fair value:
   Cash and cash equivalents            $    8,729      $   19,267
   U. S. government securities               3,571               -
   Federated Department Stores, Inc.
    common stock*                           82,501          82,961
   Common/collective trusts                750,401         782,770
   Registered investment companies          27,922          26,008
      Total investments at fair value      873,124         911,006


   Non interest bearing cash                     -              88
   Participant loans                        21,522          19,061
   Insurance contracts at contract value   387,483         396,103
      Total  investments                $1,282,129      $1,326,258



                                                        (Continued)



                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 2000 and 1999


 Net appreciation (depreciation) in the fair value of investments in the Master Trust for the years ended December 31, 2000 and
 1999 is as follows:
                                           2000            1999
                                              (in thousands)
 Net appreciation (depreciation)
  in the fair value of investments:
    U.S. government securities           $     212       $    (448)
    Federated Department Stores, Inc.
     common stock*                         (29,419)         15,437
    Common/collective trusts               (44,867)         90,359
    Registered investment companies         (8,004)          4,840
     Net appreciation (depreciation)
      in the fair value ofinvestments    $ (82,078)      $ 110,188

 *nonparticipant-directed

4. Nonparticipant - Directed Investments (Federated Stock Fund)

  Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2000 and 1999 is as follows:



                                           2000            1999
                                              (in thousands)
  Changes in Net Assets:
    Contributions                        $  32,631       $  32,807
    Net appreciation (depreciation)
      in the fair value of investments     (29,419)         15,437
  Benefits paid to participants             (6,119)         (6,857)
  Transfers from (to) participant-
    directed investments                     1,926          (7,163)

                                         $    (981)      $  34,224

5. Plan Termination

  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.




                                                      (Continued)




                FEDERATED DEPARTMENT STORES, INC.
             PROFIT SHARING 401 (k) INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 2000 and 1999


6. Federal Income Taxes

  The Plan obtained its latest determination letter on June 13, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  The Plan's testings, subject to the provisions of the Internal
  Revenue Code, have not been completed for the current year.
  However, the Plan's sponsor believes that the Plan is currently in compliance.

7. Administrative Expenses

   The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan.





          Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         FEDERATED DEPARTMENT STORES, INC.
                         PROFIT SHARING 401 (K) INVESTMENT PLAN


Dated:  June 28, 2001    By:  \s\ Karen M. Hoguet
                                  Karen M. Hoguet
                         Chairman of the Pension and Profit
                                 Sharing Committee